Exhibit 99.1

ABCAM PLC

Interim results for the six-month period ended 30 June 2023

31 August 2023, Cambridge, UK / Waltham, MA – Abcam plc (Nasdaq: ABCM) (‘Abcam’, the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, today announces its interim results for the six-month period ended 30 June 2023 (the ‘period’).

FINANCIAL PERFORMANCE

	Six months ended
£m, unless stated otherwise	30 June 2023	30 June 2022
Revenue	203.2	185.2
Reported gross profit margin, %	76.2%	74.1%
Adjusted gross profit margin*, %	76.2%	75.6%

Reported operating profit	27.9	9.3
Adjusted operating profit**	54.8	42.6
Adjusted operating profit, %	27.0%	23.0%

Reported diluted earnings per share	7.2p	2.5p
Adjusted diluted earnings per share	16.8p	14.0p

*	Excludes the amortisation of the fair value of assets relating to the inventory acquired in connection with the acquisition of BioVision at June 30, 2022.
**

Adjusted figures exclude system and process improvement costs, amortisation of fair value adjustments, strategic review costs, EGM costs, integration and reorganisation costs, amortisation of acquisition intangible assets and share-based payments. Such excluded items are described as “adjusting items”. Further information on these items is shown below.

Commenting on the performance, Alan Hirzel, Abcam’s Chief Executive Officer, said:

“In the first half of 2023, we remained focused on supporting our global customers and meeting our business and corporate objectives. Our strategy has transformed Abcam to become a scale innovator and important catalyst in the global life science community.

The proposed acquisition by Danaher demonstrates external validation of our brand, business model, product quality, and market platform, while providing certain and significant value for our shareholders. Danaher’s operating company model allows us to continue to pursue our strategy, while harnessing the power of the Danaher Business System to ensure we remain the partner of choice for our customers.”

FY20231 & FY2024 OUTLOOK

Due to the pending acquisition, financial guidance has been suspended.

Analyst and investor meeting and webcast:

Due to the pending acquisition, the conference call and webcast have been cancelled.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

[1]	FY23 USD budgeted rate GBP:USD 1.20; H1 2023 average USD reported rates GBP:USD 1.23 (H1 2022, GBP:USD 1.31); July-August 2023 average USD reported rates GBP:USD 1.28 (H2 2022 GBP: USD 1.17).

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding: Abcam’s portfolio, ambitions, market opportunities, and Danaher’s and Abcam’s ability to complete the transaction on the proposed terms or on the anticipated timeline, or at all are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully if applicable or that such integration if applicable may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; other risks and uncertainties affecting Danaher and Abcam; and as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”); and the other important factors discussed from time to time under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 (“Annual Report”) and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the U.S. Securities and Exchange Commission (“SEC”) and which are available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings or furnishings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Financial Measures

To supplement our audited financial results prepared in accordance with International Financial Reporting Standards (“IFRS”) we present Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted EBITDA Margin, Total Constant Exchange Rate Revenue (“CER revenue”), which are financial measures not prepared in accordance with IFRS (“non-IFRS financial measures”). We believe that the presentation of these non-IFRS financial measures provide useful information about our operating results and enhances the overall understanding of our past financial performance and future prospects, allowing for greater transparency with respect to key measures used by management in its financial and operational decision making. These non-IFRS financial measures are supplemental in nature as they include and/or exclude certain items not included and/or excluded in the most directly comparable IFRS financial measures and should not be considered in isolation, or as a substitute for, financial measures prepared in accordance with IFRS. Further, other companies may calculate these non-IFRS financial measures differently than we do, which may limit the usefulness of those measures for comparative purposes.

Management believes that the presentation of (a) Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted EBITDA Margin, and Adjusted Diluted Earnings Per Share provide useful information to investors and others as management regularly reviews these measures as important indicators of our operating performance and makes decisions based on them, and (b) CER revenue provides useful information to investors and others as management regularly reviews this measure to identify period-on-period or year-on-year performance of the business and makes decisions based on it.

Please see the following “Non-IFRS Financial Measures” for a qualitative reconciliation of non-IFRS financial measures presented in this Trading Update to their most directly comparable IFRS financial measures. We define:

•	Adjusted Gross Profit as gross profit before taking account exceptional items.

•

Adjusted Operating Profit as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items, share-based payments, and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business; and we identify and determine items to be exceptional based on their nature and incidence or by or by their significance (“exceptional items”). As a result, the composition of exceptional items may vary from period to period / year to year.

•	Adjusted Operating Profit Margin as adjusted operating profit calculated as a percentage of revenue.

•	Adjusted EBITDA Margin as adjusted operating profit before depreciation as a percentage of revenue.

•	Adjusted Diluted Earnings Per Share as adjusted operating profit less net financing expenses and effective tax payments divided by fully diluted shares outstanding.

•	CER as our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis.

Quantitative reconciliations of Adjusted Gross Profit, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted EBITDA Margin, Adjusted Diluted Earnings Per Share and CER revenue to their respective most directly comparable IFRS financial measures of Operating Profit, Operating Profit Margin, Net Income, Reported Revenue and Diluted Earnings Per Share, can be found under the heading “Adjusted Performance Measures”.

For further information please contact:

Abcam	+ 44 (0) 1223 696 000
Alan Hirzel, Chief Executive Officer Michael Baldock, Chief Financial Officer Tommy Thomas, Vice President, Investor Relations

FTI Consulting (media enquiries)

Ben Atwell / Pat Tucker

Abcam@fticonsulting.com

Interim management report

Introduction

In the half-year period ended 30 June 2023, revenues of £203.2 million grew 5.5% CER and 9.7% on a reported basis. Adjusted operating profits increased 29% to £54.8 million (H1 2022: £42.6 million) and adjusted diluted earnings per share grew 20% to 16.8p (H1 2022: 14.0p).

The Company has cash of £79.0 million and net debt of £38.7 million (£300 million RCF less £120.0 million borrowed).

Financial review

	Six months ended 30 June
	Reported revenues		Change in reported revenues %	CER growth %
	2023 £m	2022 £m
Catalogue revenue – regional split
Americas	85.8	74.6	15%	8%
EMEA	52.4	46.0	14%	10%
China	31.7	30.3	5%	5%
Japan	8.3	10.0	(17%)	(14%)
Rest of Asia Pacific	14.6	13.7	7%	1%

Catalogue revenue	192.8	174.6	10%	6%

CP&L revenue[1]	10.4	10.6	(2%)	(8%)

Total reported revenue	203.2	185.2	10%	6%

Total revenue – product type
In-house	138.5	123.6	12%	8%
Third party	64.7	61.6	5%	1%

Total reported revenue	203.2	185.2	10%	6%

1.	Custom Products & Licensing (CP&L) revenue comprises custom service revenue, revenue from the supply of IVD products and royalty and licence income.

REVENUE

Revenue of £203.2 million (H1 2022: £185.2m) represents 5.5% CER growth.

GROSS MARGIN

Reported and adjusted gross profit of £154.9 million (H1 2022: £137.3m) equates to a reported gross margin of 76.2% (H1 2022: 74.1%). Adjusted gross profit in the prior comparable period differs from reported gross profit by £2.7 million impacted by the amortisation of the fair value of assets relating to the inventory acquired in the acquisition of BioVision.

OPERATING COSTS

	Six months ended 30 June
	Reported		Adjusted
	2023 £m	2022 £m	2023 £m	2022 £m
Selling, general & administrative expenses (‘SG&A’)	107.4	108.9	90.3	87.3
Research & development expenses (‘R&D’)	19.6	19.1	9.8	10.1

Total operating costs and expenses	127.0	128.0	100.1	97.4

Adjusted operating costs of £100.1 million (H1 2022: £97.4m) represents approximately 2% growth excluding depreciation.

On a reported basis, total reported costs were £127.0 million (H1 2022: £128.0m), a decrease of £1.0 million.

ADJUSTING ITEMS

Total reported expenses include the following adjusting items:

•	£11.3 million from acquisition, integration, and reorganisation charges (H1 2022: £6.0m)

•	£7.9 million relating to the amortisation of acquired intangibles (H1 2022: £8.9m)

•	£7.7 million in charges for share-based payments (H1 2022: £13.0m)

Costs relating to the Oracle Cloud ERP project of £2.6 million were incurred in the prior period adjusting items.

Further details on adjusting items and a reconciliation between reported and adjusted profit measures are provided below.

NET PROFIT

Adjusted net profit was £39.1 million (H1 2022: £32.2m). Reported net profit was £16.8 million (H1 2022: £5.8m).

CASH

Cash of £79.0 million (period ended 31 December 2022: £89.0m).

On 7 March 2023, the Group replaced its existing Revolving Credit Facility (‘RCF’) with a new four-year RCF for an amount of £300 million. Outstanding borrowings net of fees was £117.7 million. We ended the period with net debt of £38.7 million.

ADJUSTED PERFORMANCE MEASURES

Adjusted performance measures are used by the Directors and management to monitor business performance internally and exclude certain cash and non-cash items which they believe are not reflective of the normal day-to-day operating activities of the Group. The Directors believe that disclosing such non-IFRS measures enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from period to period. Adjusted performance measures may not be directly comparable with other similarly titled measures used by other companies. A detailed reconciliation between reported and adjusted measures is presented below.

The following table presents reconciliation of profit for the period, the most directly comparable IFRS measure, to adjusted operating profit and includes the calculation of the adjusted operating profit margin for the periods indicated:

			Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Profit for the period			16.8	5.8
Tax charge			6.6	1.6
Finance income			(0.7)	(0.1)
Finance costs			5.2	2.0
Amortisation of fair value adjustments	(i	)	—	2.7
System and process improvement costs	(ii	)	—	2.6
Integration and reorganisation costs	(iii	)	9.1	6.0
EGM costs	(iv	)	2.0	—
Strategic review costs	(v	)	0.2	—
Amortisation of acquisition intangibles	(vi	)	7.9	9.0
Share-base payment charges	(vii	)	7.7	13.0

Adjusted operating profit			54.8	42.6

Revenue			203.2	185.2
Adjusted operating profit margin			27.0%	23.0%

The following table represents a reconciliation of profit for the period, the most directly comparable IFRS financial measure, to adjusted profit for the periods indicated, which is used in the calculation of adjusted diluted earnings per share:

			Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Profit for the period			16.8	5.8
Weighted average ordinary shares for the purpose of diluted earnings per share			232.7	230.6
Diluted earnings per share			7.2p	2.5p
Profit for the period			16.8	5.8
Amortisation of fair value adjustments	(i	)	—	2.7
System and process improvement costs	(ii	)	—	2.6
Integration and reorganisation costs	(iii	)	9.1	6.0
EGM costs	(iv	)	2.0	—
Strategic review costs	(v	)	0.2	—
Amortisation of acquisition intangibles	(vi	)	7.9	9.0
Share-base payment charges	(vii	)	7.7	13.0
Tax effects of items (i) to (vii)			(4.6)	(6.9)

Adjusted profit for the period			39.1	32.2

Weighted average ordinary shares for the purpose of diluted earnings per share			232.7	230.6
Adjusted diluted earnings per share			16.8p	14.0p

(i)

Six months ended 30 June 2023: no such costs incurred. Six months ended 30 June 2022: comprises amortisation of fair value adjustments relating to the acquisition of BioVision. Following the acquisition, the Group recognised a fair value uplift of £6.0m to inventory carried on the Group’s balance sheet. This adjustment was amortised over 4 months from November 2021 and is now fully amortised. Such costs are included within cost of sales.

(ii)

Six months ended 30 June 2023: no such costs incurred. Six months ended 30 June 2022: comprises costs of the strategic ERP implementation which do not qualify for capitalisation. Such costs are included within selling, general and administrative expenses.

(iii)

Six months ended 30 June 2023: integration and reorganisation costs relate primarily to incremental costs associated with the cost refinement actions announced in May 2023, which includes the consolidation of our global footprint, streamlining organisational structures and eliminating redundant processes. Further costs included here are those associated with the finalisation of the integration of BioVision. These costs are included in selling, general and administrative expenses (£8.0m) and research and development expenses (£1.1m). Six months ended 30 June 2022: integration and reorganisation costs relate primarily to the integration of BioVision (comprising mainly retention and severance costs, employee backfill costs for those involved in the integration, settlement costs and professional fees) and footprint costs. Such costs are included within selling, general and administrative expenses.

(iv)

Six months ended 30 June 2023: professional fees associated with the calling of an extraordinary general meeting (‘EGM’) for July 2023. These costs are included in selling, general and administrative expenses. Six months ended 30 June 2022: no such costs incurred.

(v)

Six months ended 30 June 2023: professional fees associated with the ongoing strategic review initiated in June 2023. These costs are included in selling, general and administrative expenses. Six months ended 30 June 2022: no such costs incurred.

(vi)

For the six-month period ended 30 June 2023, £7.2m (30 June 2022: £7.6m) of amortisation of acquisition intangibles is included in research and development expenses, with the remaining £0.7m (30 June 2022: £1.4m) included in selling, general and administrative expenses.

(vii)

Comprises share-based payment charges and employer’s tax contributions thereon for all the Group’s equity- and cash-settled schemes. Charges of £1.5m (30 June 2022: £1.4m) are included in research and development expenses, with the remaining £6.2m (30 June 2022: £11.6m) included within selling, general and administrative expenses.

Looking forward

On 28 August 2023, Abcam announced that it has entered into a definitive agreement pursuant to which Danaher Corporation to acquire all of the outstanding shares for $24.00 per share in cash.

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

31 August 2023

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding: Abcam’s portfolio, ambitions, market opportunities, and Danaher’s and Abcam’s ability to complete the transaction on the proposed terms or on the anticipated timeline, or at all are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully if applicable or that such integration if applicable may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; other risks and uncertainties affecting Danaher and Abcam; and as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”); and the other important factors discussed from time to time under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 (“Annual Report”) and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the U.S. Securities and Exchange Commission (“SEC”) and which are available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings or furnishings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Responsibility statement

We confirm to the best of our knowledge:

•	the interim financial statements have been prepared in accordance with IAS 34

At the date of this statement, the Directors are those listed in the Annual Report and Accounts 2022 and there were no further changes.

By order of the Board

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

31 August 2023

Condensed consolidated income statement

For the six month period ended 30 June 2023

	Note	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Revenue		203.2	185.2
Cost of Sales		(48.3)	(47.9)

Gross profit		154.9	137.3
Selling, general and administrative expenses		(107.4)	(108.9)
Research and development expenses		(19.6)	(19.1)

Operating profit		27.9	9.3
Finance income		0.7	0.1
Finance costs		(5.2)	(2.0)

Profit before tax		23.4	7.4
Tax	4	(6.6)	(1.6)

Profit for the period attributable to equity shareholders of the parent		16.8	5.8

Earnings per share
Basic earnings per share	5	7.3p	2.5p
Diluted earnings per share	5	7.2p	2.5p

Condensed consolidated statement of comprehensive income

For the six month period ended 30 June 2023

	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Profit for the period attributable to equity shareholders of the parent	16.8	5.8

Items that may be reclassified to the income statement in subsequent periods
Movement on cash flow hedges	1.2	(0.7)
Exchange differences on translation of foreign operations	(34.5)	56.5
Tax relating to these items	(0.3)	0.1
Items that will not be reclassified to the income statement in subsequent periods
Movement in fair value of investments	0.3	(0.3)
Tax relating to these items	—	0.1

Other comprehensive (expense) / income for the period	(33.3)	55.7

Total comprehensive (expense) / income for the period	(16.5)	61.5

Condensed consolidated balance sheet

As at 30 June 2023

	Note	As at 30 June 2023 (unaudited) £m	As at 31 December 2022 (audited) £m
Non-current assets
Goodwill		379.6	398.3
Intangible assets		219.4	227.9
Property, plant and equipment		81.5	80.5
Right-of-use assets		76.0	79.2
Investments	7	3.5	3.2
Deferred tax asset		11.3	12.1

		771.3	801.2

Current assets
Inventories		66.3	68.0
Trade and other receivables		92.3	84.0
Current tax receivable		16.3	13.9
Derivative financial instruments	7	1.9	0.5
Cash and cash equivalents		79.0	89.0

		255.8	255.4

Total assets		1,027.1	1,056.6

Current liabilities
Trade and other payables		(61.4)	(67.8)
Derivative financial instruments	7	—	(0.8)
Lease liabilities		(9.8)	(8.5)
Borrowings		(117.7)	(119.6)
Current tax liabilities		—	(5.1)

		(188.9)	(201.8)

Net current assets		66.9	53.6

Non-current liabilities
Deferred tax liability		(29.5)	(32.1)
Lease liabilities		(89.5)	(95.8)

		(119.0)	(127.9)

Total liabilities		(307.9)	(329.7)

Net assets		719.2	726.9

Equity
Share capital		0.5	0.5
Share premium account		269.4	269.4
Merger reserve		68.6	68.6
Own shares		(1.7)	(1.9)
Translation reserve		55.2	89.7
Hedging reserve		0.8	(0.1)
Retained earnings		326.4	300.7

Total equity attributable to the equity shareholders of the parent		719.2	726.9

Approved by the Board of directors and authorised for issue on 31 August 2023.

Condensed consolidated statement of changes in equity

For the six month period ended 30 June 2023 (unaudited)

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation Reserve £m	Hedging reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2023	0.5	269.4	68.6	(1.9)	89.7	(0.1)	300.7	726.9

Profit for the period	—	—	—	—	—	—	16.8	16.8
Other comprehensive (loss) / income	—	—	—	—	(34.5)	0.9	0.3	(33.3)

Total comprehensive (loss) / income for the period	—	—	—	—	(34.5)	0.9	17.1	(16.5)

Own shares disposed of on exercise of share options	—	—	—	0.2	—	—	0.2	0.4
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	8.4	8.4

Balance as at 30 June 2023	0.5	269.4	68.6	(1.7)	55.2	0.8	326.4	719.2

For the six month period ended 30 June 2022 (unaudited)

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m
Balance as at 1 January 2022	0.5	268.3	68.6	(2.2)	31.1	0.2	289.6	656.1

Profit for the period	—	—	—	—	—	—	5.8	5.8
Other comprehensive income / (loss)	—	—	—	—	56.5	(0.6)	(0.2)	55.7

Total comprehensive income / (loss) for the period	—	—	—	—	56.5	(0.6)	5.6	61.5

Issue of ordinary shares, net of share issue costs	—	0.6	—	—	—	—	—	0.6
Own shares disposed of on exercise of share options	—	—	—	0.2	—	—	(0.2)	—
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	9.6	9.6
Purchase of own shares	—	—	—	—	—	—	(0.2)	(0.2)

Balance as at 30 June 2022	0.5	268.9	68.6	(2.0)	87.6	(0.4)	304.4	727.6

Condensed consolidated cash flow statement

For the six month period ended 30 June 2023

	Note	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Cash generated from operations	6	37.4	33.3
Net income taxes paid		(10.1)	(3.5)

Net cash inflow from operating activities		27.3	29.8

Investing activities
Interest income		0.7	0.1
Purchase of property, plant and equipment		(9.7)	(4.5)
Purchase of intangible assets		(12.0)	(11.0)
Transfer of cash from escrow in respect of future capital expenditure		—	0.3
Net cash inflow arising from acquisitions		—	1.2

Net cash outflow from investing activities		(21.0)	(13.9)

Financing activities
Principal element of lease obligations		(5.4)	(5.7)
Interest element of lease obligations		(1.2)	(0.9)
Interest paid		(2.9)	(1.1)
Proceeds on issue of shares, net of issue costs		0.4	0.6
Facility arrangement fees	9	(2.6)	—
Utilisation of revolving credit facility	9	120.0	—
Repayment of revolving credit facility	9	(120.0)	—
Purchase of own shares		(0.1)	(0.2)

Net cash outflow from financing activities		(11.8)	(7.3)

Net (decrease) / increase cash and cash equivalents		(5.5)	8.6

Cash and cash equivalents at beginning of period		89.0	95.1
Effect of foreign exchange rates		(4.5)	5.9

Cash and cash equivalents at end of period		79.0	109.6

Free cash flow	(i)	(1.0)	8.0

(i)	Free cash flow comprises net cash generated from operating activities less net capital expenditure, and the principal and interest elements of lease obligations.

Notes to the condensed consolidated interim financial statements

For the six month period ended 30 June 2023

1. General information

The condensed consolidated interim financial statements for the six month period ended 30 June 2023 are unaudited and do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2022. The financial information for the year ended 31 December 2022 does not constitute the Company’s statutory accounts for that period, but has been extracted from those accounts, which were approved by the Board of Directors on 20 March 2023 and have been delivered to the Registrar of Companies. The auditor has reported on those accounts, their opinion was unqualified, did not draw attention to any matters by way of emphasis and did not contain any statement under section 498(2) or (3) of the Companies Act 2006.

2. Basis of preparation

The interim financial statements for the six month period ended 30 June 2023 included in this interim financial report have been prepared in accordance with UK adopted International Accounting Standard 34, ‘Interim Financial Reporting’, and have been prepared on a going concern basis as described further below.

a. Accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are those as set out in the Group’s financial statements for the year ended 31 December 2022, except for the following:

Tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to the expected total annual profit. This is described in note 4.

New accounting standards and interpretations

There have not been any new standards or interpretations adopted in the period which would have a material financial impact on, or disclosure requirement for, the Group’s interim report.

b. Critical accounting judgements and sources of estimation uncertainty

Judgements and estimates are the same as those as set out in the Group’s financial statements for the year ended 31 December 2022, except for the key estimation uncertainty for the impairment of assets held for sale. These assets were fully impaired in the year ended 31 December 2022 and there have not been any further assets held for sale in the six months ended 30 June 2023.

c. Going concern

On 28 August 2023, the Group announced that it had entered into a definitive agreement pursuant to which Danaher Corporation ‘Danaher’ will acquire all of the outstanding shares of Abcam for $24.00 per share in cash, subject to shareholder approval. The Directors unanimously recommend the offer to shareholders and believe the Group is well positioned for future continued success under Danaher ownership. On 28 August 2023, Danaher also publicly announced its intent to continue to operate Abcam as a standalone operating company and brand within Danaher’s Life Sciences segment. The Directors recognise that unavoidable uncertainties exist regarding the future plans and funding requirements for the business under the new ownership.

Notwithstanding any uncertainty regarding post consummation operations (assuming the acquisition is consummated) and Danaher’s plans with respect thereto, the directors have considered the Group’s forecasts and projections without taking account of whether the contemplated acquisition will or will not ultimately be consummated, taking account of reasonably possible changes in the Group’s trading performance. These show that the Group is expected to operate within the limits of its available resources and would continue as a going concern.

The Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and a period of not less than twelve months from the date of this report and are therefore satisfied that the going concern basis remains appropriate for the preparation of the financial statements. Accordingly, the going concern basis has been applied in preparing the interim financial report and the interim financial statements do not include the adjustments that would result if the Group was no longer considered a going concern.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2023

3. Operating segments

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance, is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment under IFRS 8 Operating Segments, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers is set out below:

	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
The Americas	91.7	82.2
EMEA	55.4	47.2
China	33.0	31.6
Japan	8.4	10.3
Rest of Asia	14.7	13.9

	203.2	185.2

Revenue by type is shown below:

	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Catalogue revenue	192.8	174.6
Custom products and services	2.7	2.8
IVD	3.3	3.4
Royalties and licenses	4.4	4.4

Custom products and licensing	10.4	10.6

Total reported revenue	203.2	185.2

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2023

4. Income tax

The major components of the income tax charge in the income statement are as follows:

	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Current tax
Current income tax charge	4.5	9.3
Adjustment in respect of prior years	—	—

	4.5	9.3

Deferred tax
Origination and reversal of temporary differences	1.5	(7.7)
Adjustment in respect of prior years	0.6	—

	2.1	(7.7)

Total income tax charge	6.6	1.6

Reclassifications: certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

The Group reported a net tax charge of £6.6m (30 June 2022: £1.6m).

With effect from 1 April 2023, the UK Corporation Tax rate increased to 25% (30 June 2022: 19%). Taxation for other jurisdictions is calculated at the rate prevailing in the relevant jurisdictions.

Effective tax rates represent management’s best estimate of the average annual effective tax rate on reported or adjusted profits with these rates being applied to the six months results.

The estimated effective rate of tax on the reported profit for the six months ended 30 June 2023 is approximately 28.2% (30 June 2022: 21.6%), which represents management’s best estimate of the average annual effective tax rate on profits expected for the six month period.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2023

5. Earnings per share

The calculation of earnings per ordinary share (EPS) is based on profit after tax attributable to owners of the parent and the weighted number of shares in issue during the period.

	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Profit attributable to equity shareholders of the parent	16.8	5.8

	Million	Million
Weighted average number of ordinary shares in issue	229.4	228.9
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.2)	(0.3)

Weighted average number of ordinary shares for the purposes of basic EPS	229.2	228.6
Effect of potentially dilutive ordinary shares – share options and awards	3.5	2.0

Weighted average number of ordinary shares for the purposes of diluted EPS	232.7	230.6

Basic EPS is calculated by dividing the earnings attributable to the equity shareholders of the parent by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the reporting period.

	Six months ended 30 June 2023 (unaudited)	Six months ended 30 June 2022 (unaudited)
Basic EPS	7.3p	2.5p
Diluted EPS	7.2p	2.5p

6. Notes to the cash flow statement

	Six months ended 30 June 2023 (unaudited) £m	Six months ended 30 June 2022 (unaudited) £m
Operating profit for the period	27.9	9.3
Adjustments for:
Depreciation of property, plant and equipment	7.9	6.9
Depreciation of right-of-use assets	4.4	4.8
Amortisation of intangible assets	13.4	13.7
(Gain) / loss on disposal of right of use assets	(0.2)	0.6
Impairment of non-current assets	2.1	—
Derivative financial instruments at fair value through profit or loss	(0.9)	0.2
Research and development expenditure credit	(1.2)	(0.9)
Share-based payments charge	6.0	12.0
Unrealised currency translation losses / (gains)	1.1	(0.8)

Operating cash flows before movements in working capital	60.5	45.8
(Increase) / decrease in inventories	(2.1)	2.9
Increase in receivables	(12.5)	(12.5)
Decrease in payables	(8.5)	(2.9)

Cash generated from operations	37.4	33.3

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2023

7. Financial instruments and risk management

The Group’s activities expose it to a variety of financial risks that include currency risk, interest rate risk, credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; accordingly, they should be read in conjunction with the Group’s financial statements for the year ended 31 December 2022. There have been no changes to the risk management policies since the year ended 31 December 2022.

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

30 June 2023	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	1.9	—	1.9
Investments	0.9	—	2.6	3.5

Total assets	0.9	1.9	2.6	5.4

30 June 2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.3	—	0.3
Investments	0.8	—	2.5	3.3

Total assets	0.8	0.3	2.5	3.6

Liabilities
Derivative financial instruments	—	(0.9)	—	(0.9)

Total liabilities	—	(0.9)	—	(0.9)

There were no transfers between levels during the period.

The Group’s Level 2 financial instruments consist of forward foreign exchange contracts fair valued using forward exchange rates that are quoted in an active market.

The Group continues to generate significant amounts of US Dollars, Euros, Japanese Yen and Chinese Renminbi in excess of payments in these currencies and has hedging arrangements in place to reduce its exposure to currency fluctuations.

The Group’s Level 3 financial instruments consist of unlisted equity shares.

The fair value of the unquoted equity shares can be determined as management monitors the ongoing performance of the investment.

Notes to the condensed consolidated interim financial statements (continued)

For the six month period ended 30 June 2023

7. Financial instruments and risk management (continued)

The following table details the forward contracts outstanding as at the period end:

Maturing in	US Dollars		Euros		Japanese Yen		Chinese Renminbi
	Sell $m	Average rate	Sell €m	Average rate	Sell ¥m	Average rate	Sell ¥m	Average rate
Year ending 31 December 2023	15.0	1.22	18.3	1.13	773	160.1	34.8	8.33
Year ending 31 December 2024	0.9	1.26	2.1	1.13	116	165.8	7.9	8.79

8. Capital commitments

As at 30 June 2023, the Group had capital commitments of £10.5m (30 June 2022: £7.9m) relating to the acquisition of property, plant and equipment and intangible assets.

9. Borrowings

On 7 March 2023, the Group replaced its existing Revolving Credit Facility (‘RCF’) which was due to expire on January 31 2024 with a new RCF for an amount of £300m. The amount of £120m drawn down on the previous RCF was rolled forward into the new facility.

The new RCF has a term of 4 years, with the option to extend for one further year, for an amount of £300m and with no accordion option. Borrowings under the new facility are unsecured but are guaranteed by certain of our material subsidiary companies. Arrangement fees incurred in securing the new facility, which were £2.6m, have been capitalised and the associated borrowings have been presented net of these. Arrangement fees are amortised through finance costs over the term of the facility.

10. Subsequent events

On 28 August 2023, Abcam announced that it has entered into a definitive agreement pursuant to which Danaher Corporation will acquire all of the outstanding shares of Abcam for $24.00 per share in cash, subject to shareholder approval.

Risks and uncertainties

The principal risks and uncertainties which the Group faces in the undertaking of its day-to-day operations and in pursuit of its longer-term objectives are set out in the Annual Report and Accounts 2022 on page 30 and in note 4 to the consolidated financial statements. Information on financial risk management is set out in note 26 to the consolidated financial statements. A copy of the Annual Report and Accounts is available on the Group’s website www.abcamplc.com/investors/reports-presentations/.

The principal risks and risk profile of the Group have not changed over the interim period and are not expected to change over the next six months.

The principal risks and uncertainties remain as:

•	Challenges in implementing our strategies for revenue growth in light of competitive challenges;

•

The development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive;

•	Our customers discontinuing or spending less on research, development, production or other scientific endeavours;

•	Failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire;

•	The ongoing COVID 19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains;

•	Failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs;

•	Cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions;

•	Failing to successfully manage our current and potential future growth;

•	Any significant interruptions in our operations;

•	Our products fail to satisfy applicable quality criteria, specifications and performance standards;

•	Failing to maintain and enhance our brand and reputation;

•	Ability to react to unfavourable geopolitical or economic changes that affect life science funding;

•	Failing to deliver on transformational growth projects;

•	Our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and

•

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”).